# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLARIS ENERGY INFRASTRUCTURE, INC., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 300, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/06/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001638555

## Reporting persons
- Summit Partners Public Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,169,191; sole dispositive power 0; shared dispositive power 2,169,191; aggregate amount beneficially owned 2,169,191 (5.87% of the class)
- Summit Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,926,362; sole dispositive power 0; shared dispositive power 1,926,362; aggregate amount beneficially owned 1,926,362 (5.21% of the class)
- Summit Partners Concentrated Growth L/S Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 285,209; sole dispositive power 0; shared dispositive power 285,209; aggregate amount beneficially owned 285,209 (.77% of the class)
- Summit Partners Technology L/S Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 94,385; sole dispositive power 0; shared dispositive power 94,385; aggregate amount beneficially owned 94,385 (.26% of the class)
- Summit Partners Sustainable Opportunities L/S Fund Limited: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 727,842; sole dispositive power 0; shared dispositive power 727,842; aggregate amount beneficially owned 727,842 (1.97% of the class)
- Summit Partners Sustainable Opportunities L/S QP Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 795,096; sole dispositive power 0; shared dispositive power 795,096; aggregate amount beneficially owned 795,096 (2.15% of the class)
- Summit Partners Sustainable Opportunities L/S Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,830; sole dispositive power 0; shared dispositive power 23,830; aggregate amount beneficially owned 23,830 (.06% of the class)
- Summit Partners Alydar GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,198,520; sole dispositive power 0; shared dispositive power 1,198,520; aggregate amount beneficially owned 1,198,520 (3.24% of the class)
- Summit Partners Alydar GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,198,520; sole dispositive power 0; shared dispositive power 1,198,520; aggregate amount beneficially owned 1,198,520 (3.24% of the class)
- Philip Furse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,169,191; sole dispositive power 0; shared dispositive power 2,169,191; aggregate amount beneficially owned 2,169,191 (5.87% of the class)
- Timothy Albright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,169,191; sole dispositive power 0; shared dispositive power 2,169,191; aggregate amount beneficially owned 2,169,191 (5.87% of the class)
- Robert MacAulay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,169,191; sole dispositive power 0; shared dispositive power 2,169,191; aggregate amount beneficially owned 2,169,191 (5.87% of the class)
- Matthew Curtis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,169,191; sole dispositive power 0; shared dispositive power 2,169,191; aggregate amount beneficially owned 2,169,191 (5.87% of the class)

## Item 1. Issuer
Name of issuer: SOLARIS ENERGY INFRASTRUCTURE, INC.
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 300, Houston, Texas 77024

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (each a "Reporting Person" and collectively, the "Reporting Persons") are: (i) Summit Partners Public Asset Management, LLC ("SPPAM"), (ii) Summit Partners, L.P. ("SP"), (iii) Summit Partners Concentrated Growth L/S Master Fund, L.P. ("Summit Concentrated Growth"), (iv) Summit Partners Technology L/S Master Fund, L.P. ("Summit Technology"), (v) Summit Partners Sustainable Opportunities L/S Fund Limited ("SPSO Limited"), (vi) Summit Partners Sustainable Opportunities L/S QP Fund, L.P. ("SPSO QP"), (vii) Summit Partners Sustainable Opportunities L/S Fund, L.P. ("SPSO LP"), (viii) Summit Partners Alydar GP, L.P. ("Fund GP"), (vix) Summit Partners Alydar GP, LLC ("GP"),; (x) Philip Furse, (xi) Timothy Albright, (xii) Robert MacAulay and (xiii) Matthew Curtis.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 13, 2024, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office or registered office, as applicable, of SPPAM, SP, SPSO QP, SPSO LP, Fund GP, GP, Philip Furse, Timothy Albright, Robert MacAulay and Matthew Curtis is 222 Berkeley Street, 18th Floor, Boston, MA 02116. The registered office address of Summit Concentrated Growth, Summit Technology and SPSO Limited is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship: SPPAM, SP, SPSO QP, SPSO LP, Fund GP, and GP are organized under the laws of the State of Delaware. Philip Furse, Timothy Albright and Robert MacAulay are citizens of the United States. Summit Concentrated Growth and Summit Technology are each a Cayman Islands limited partnership. SPSO Limited is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2169191
Percent of class: 5.87
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2169191
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2169191

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each cover page to this Schedule 13G.

The ownership percentages are calculated based on 30,455,600 outstanding shares of Common Stock, as of November 26, 2024, as reported in Issuer's Prospectus filed pursuant to Rule 424(b)(4) on November 25, 2024, plus 6,500,000 shares of Common Stock issued pursuant to the Underwriting Agreement, dated as of December 10, 2024, by and among the Issuer, Yorktown Energy Partners X, L.P. and Santander US Capital Markets LLC as representative of the several underwriters named in Schedule B thereto, as Exhibit 1.1 of the Issuer's Current Report on Form 8-K, filed on December 11, 2024).

SPPAM is the investment manager with respect to shares of Common Stock directly held by Summit Concentrated Growth, SPSO QP, SPSO LP, SPSO Limited and Summit Technology (collectively the "Funds") and separately managed account. SP is the Managing Member of SPPAM. Summit Concentrated Growth, Summit Technology, SPSO Limited, SPSO QP and SPSO LP each directly holds shares of Common Stock. Fund GP is the general partner of Summit Concentrated Growth, SPSO QP, SPSO LP and Summit Technology. GP is the general partner of Fund GP. Philip Furse is the Chief Investment Officer of SPPAM and a Portfolio Manager of SPPAM, with respect to the shares of Common Stock directly held by the Funds and the separately managed account of SPPAM. Timothy Albright is a Portfolio Manager of SPPAM with respect to the shares of Common Stock directly held by the Funds and the separately managed account of SPPAM. Robert MacAulay is the Chief Risk Officer of SPPAM with respect to the shares of Common Stock directly held by the Funds and the separately managed account of SPPAM. Matthew Curtis is a Portfolio Manager of SPPAM with respect to the shares of Common Stock directly held by the Funds and the separately managed account of SPPAM.
Accordingly, each of the Reporting Persons may be deemed the beneficial owner of the reported securities but the filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, $0.01 par value, of Solaris Energy Infrastructure, Inc. (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Joint Filing Agreement dated December 13, 2024, among Summit Partners Public Asset Management, LLC, Summit Partners, L.P., Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Technology L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund Limited, Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., Summit Partners Alydar GP, L.P., Summit Partners Alydar GP, LLC, Philip Furse, Timothy Albright, Robert MacAulay and Matthew Curtis.

Dated: December 13, 2024
Summit Partners Public Asset Management, LLC
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Technology L/S Master Fund, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund Limited
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S QP Fund, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Alydar GP, L.P.
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Alydar GP, LLC
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Philip Furse
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Philip Furse

Timothy Albright
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Timothy Albright

Robert MacAulay
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Robert MacAulay

Matthew Curtis
Signature: Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Matthew Curtis

## Signatures
- Summit Partners Public Asset Management, LLC: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Concentrated Growth L/S Master Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Technology L/S Master Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Sustainable Opportunities L/S Fund Limited: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Sustainable Opportunities L/S QP Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Sustainable Opportunities L/S Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Alydar GP, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Summit Partners Alydar GP, LLC: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (12/13/2024)
- Philip Furse: Adam H. Hennessey, Adam H. Hennessey, POA for Philip Furse (12/13/2024)
- Timothy Albright: Adam H. Hennessey, Adam H. Hennessey, POA for Timothy Albright (12/13/2024)
- Robert MacAulay: Adam H. Hennessey, Adam H. Hennessey, POA for Robert MacAulay (12/13/2024)
- Matthew Curtis: Adam H. Hennessey, Adam H. Hennessey, POA for Matthew Curtis (12/13/2024)